CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

PERF GO-GREEN HOLDINGS, INC.

Under Section 242 of the General Corporation Law

IT IS HEREBY CERTIFIED THAT:

1.           The name of the corporation is Perf Go-Green Holdings, Inc. (the “Corporation”). The name under which the Corporation was originally formed was La Solucion, Inc.  The Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 2, 2005. A Certificate of Renewal was filed December 19, 2007.  Certificates of Amendment were filed December 19, 2007, December 31, 2007 and April 25, 2008.

2.           The Restated Certificate of Incorporation of the Corporation is hereby amended to increase the number of the Corporation’s authorized shares of common stock from 100,000,000 to up to 250,000,000.

The Restated Certificate of Incorporation is hereby amended to delete the first paragraph of Article IV and replace it with the following:

“The total number of shares of stock of which the Corporation shall have authority to issue is Two Hundred Fifty Five Million (255,000,000) which shall be divided into two classes as follows: Two Hundred Fifty Million (250,000,000) shares of common stock, $0.0001 par value per share, and Five million (5,000,000) shares of preferred stock, $0.0001 par value per share.

3.      The foregoing amendment to the Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment has been subscribed as of the ___ day of May, 2009 by the undersigned who affirms that the statements made herein are true under penalties of perjury.

/s/ Anthony Tracy
Anthony Tracy
Chief Executive Officer